Exhibit 99.2

From: Ryan Levenson
Sent: Thursday, April 13, 2017 4:18 PM
To: Amiee Chan <achan@norsat.com>
Subject: Privet Fund Management LLC Revised Letter of Intent

Dear Amiee,

Attached is a revised acquisition proposal that contemplates Privet acquiring Norsat for consideration of US$11.00 per share, a US$0.75 per share premium to the price contained in the current arrangement agreement entered into with Hytera Communications.  To better assist you in reviewing our proposal and reaching the conclusion that it “is, or could reasonably be expected to lead to, a Superior Proposal”, there are a few additional details we can provide.

First, we believe our proposal as currently constituted provides a high degree of certainty of close.  We have been large investors in Norsat for more than two years and are very familiar with the Company.  We have devoted considerable time and resources to the Company and this transaction for nearly nine months and have reviewed extensive diligence information throughout this period.  We have retained Houlihan Lokey as our financial advisor to assist in our diligence review, and they have already completed much of their work.  At this point, we will only need to conduct confirmatory financial and legal due diligence, which we expect to complete within ten (10) business days following the receipt of diligence information.

We anticipate funding the transaction with both equity and a modest amount of debt.  Our lenders have already received approvals from their internal investment committees, and each has delivered a “highly confident” letter that specifies the remaining diligence items and timeline necessary to reach a binding commitment.  It is contemplated that binding commitments can be reached ten (10) business days following the receipt of diligence information.  Accounting for the matching rights accorded to Hytera, we believe our contemplated schedule enables the Company to proceed on its current timeline, with the May 29th shareholder meeting date remaining viable.

We have reviewed the current arrangement agreement and we are ready to enter into a substantially similar agreement with minimal substantive changes.  Our legal advisors can quickly work alongside McMillan to produce a final arrangement agreement.  Our proposal does not require additional approval outside of what Hytera requires in its arrangement agreement (excluding approvals from the People’s Republic of China), and we do not need any internal approvals.

We are confident that our understanding of the Company and the completion of our advisors’ diligence will enable us to deliver a “Superior Proposal”, without financing or diligence conditions, that provides increased financial consideration to shareholders and is identical in all other material respects to the proposed arrangement with Hytera.  Our arrangement can be completed without undue delay, as there are no material regulatory impediments.  We are committed to completing the arrangement quickly and efficiently, while providing a much more favorable outcome to shareholders and all other stakeholders.

We believe the Company, its employees and its customers would be benefited if Norsat were to remain independently held and forge a collaborative partnership with us.  Our plan is to continue to invest additional capital into the Company to augment its technical capabilities and product breadth, with a goal of building an industry-leading platform.  We have complete confidence in you and the management team you have assembled and sincerely hope that you share our vision.

Best Regards,

Ryan

Ryan Levenson

Privet Fund Management LLC

Principal and Portfolio Manager

79 West Paces Ferry Road

Atlanta, GA 30305